

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

Via E-mail
Robert Escobio
Chief Executive Officer
Southern Trust Securities Holding Corp.
145 Almeria Ave.
Coral Gables, FL 33134

> **Re:** **Southern Trust Securities Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed December 6, 2011**
> **File No. 000-52618**

Dear Mr. Escobio:

We have reviewed your January 23, 2012 response letter to our letter dated December 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. Please refer to our previous comment one in our letter dated December 22, 2011. We note your response and reissue our comment in part. While you have addressed the reasons for not filing an announcement of the joint venture, it remains unclear how you concluded that your earnings releases on your website did not qualify as a public announcement that is required to be disclosed pursuant

to Item 2.02 of Form 8-K. Please confirm that in the future, if you make a public announcement of your earnings, such as your May 12, 2011 announcement of earnings posted on your website, you will furnish your results of operations on Form 8-K in a timely manner.

Form 10-K for Fiscal Year Ended December 31, 2010
Information Statement on Schedule 14C, filed April 29, 2011

2. We note your response to our prior comment four and we reissue the comment. In future filings please expand your disclosure in the Executive Compensation section to describe in additional detail the nature of the commissions and fees paid by STS and STSAM to Mr. Escobio. We note that these payments represented a majority of the cash compensation that Mr. Escobio received in 2009 and 2010. We also note that the payments in 2010 increased by more than 100% from what was paid in 2009. Please see Item 402(o) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Consolidated Financial Statements
Investments – Equity Method, page 14

3. Please refer to our previous comment nine. We note your response, however it remains unclear how you determined that your goodwill was not impaired. Please clearly describe the valuation technique used to determine the fair value of your reporting unit and tell us the inputs and assumptions used in the model. If you were required to perform step two of the testing, please tell us what the implied fair value of your company was and the methodology used to determine those amounts. Provide us with a copy of your valuation analysis that supports your conclusion that your goodwill was not impaired. To the extent your valuation analysis includes projections of positive future earnings, clearly reconcile these projections with your significant historical losses and explain the basis for such future projections.

17. Commitments and Contingencies, page 25
17. Legal Claims, page 25

4. Please refer to our previous comment 11. Please address the following:
   - It remains unclear from your response how you are accounting for the settlement. It appears that you are accounting for the settlement on a cash basis. If so, please revise your accounting policy disclosure to specifically state that fact. If you account for the settlement on an accrual basis, please revise your accounting policy disclosures to specifically describe how you evaluate this receivable for collectability.
   - We note your revised disclosure on page 34 of your Form 10-Q/A for Quarterly Period Ended September 30, 2011 to reflect the revised amounts received from Mr. Muse. We also note that your financial statements for

the periods ending June 30, 2010 and September 30, 2011 have not been restated and the related disclosures were not provided. Further, we could not locate any disclosures pursuant to Item 4.02 of Regulation S-X. Tell us whether you addressed this via a reclass or a correction of an error and how you determined your treatment in the amended filing was appropriate. Please tell us and revise to clarify where these amounts were included in both your original and amended financial statements.

18. Investment in AR Growth Finance Corp. and Nexo Emprendimientos S.A., page 28

5. Please refer to our previous comment 12. Please revise future filings to disclose the amount of net income attributable to the investee. Refer to Item 8-03(b)(3) of Regulation S-X.   We note that this disclosure was included in your Correspondence dated January 23, 2012 but could not locate it in your Form 10-Q/A for the Fiscal Quarter Ended September 30, 2011.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director